June 4, 2009

VIA EDGAR, US MAIL AND FACSIMILE (202.772.9208)

William Friar
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Re:	Bank of Marin Bancorp
Form 10-K for December 31, 2008 filed on March 16, 2009
File Number: 001-33572

Dear Mr. Friar:

This letter serves as the response of Bank of Marin Bancorp (the “Bank” or the “Company” or “we” or “us”) to the SEC Staff’s comment letter dated May 22, 2009, regarding the above-referenced Form 10-K for the year ended December 31, 2008. To aid in your review, we have repeated the Staff’s comments followed by our responses.

Form 10-K filed March 16, 2009

Loans, page 35

1.
We note the disclosure that the bank does not offer first mortgages and has no sub-prime residential loans or securities backed by such loans in the portfolio.  Please confirm to us supplementally that the company has the same policy with respect to Alt-A mortgages, or if the company does make or hold Alt-A mortgages, such holdings are inconsequential to the company.

Response to Comment No. 1:

It is our lending practice not to offer traditional first mortgages, nor to underwrite loans commonly referred to as Alt-A mortgages, the characteristics of which are loans lacking full documentation, borrowers having low FICO scores (generally less than 680) or collateral compositions reflecting high loan-to-value ratios.  Additionally, our securities backed by such Alt-A mortgages are inconsequential to the Bank (less than 0.2% of the Bank’s total assets). In our future filings, we will incorporate the following language in the Management’s Discussion and Analysis:

“Our residential loan portfolio includes no sub-prime loans, nor is it our normal practice to underwrite loans commonly referred to as Alt-A mortgages, the characteristics of which are loans lacking full documentation, borrowers having low FICO scores (generally less than 680) or collateral compositions reflecting high loan-to-value ratios.   Additionally, any securities we hold which may be backed by such Alt-A mortgages are inconsequential to the Bank.”

William Friar, Senior Financial Analyst
Securities and Exchange Commission

Item 9A. Controls and Procedures, page 77

2.
You disclose that your disclosure controls and procedures “were effective in recording, processing, summarizing and reporting the information we are required to disclose in the reports it files under the Securities and Exchange Act of 1934, within the time periods specified in the Securities and Exchange Commission’s rules and forms.” Rule 13a-15(e) under the Exchange Act requires that you conclude whether your disclosure controls and procedures are effective to ensure that the information required to be disclosed “is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and are also designed to ensure that the “information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures met all of the requirements of the rule as of December 31, 2008 and confirm that you will conform your disclosure in future filings.

Response to Comment No. 2:

We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) for the period ended December 31, 2008. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer determined that our disclosure controls and procedures met all of the requirements of the rule as of December 31, 2008.  We also confirm that the Company’s future filings will conform to Rule 13a-15(e).

Item 11. Executive Compensation, page 78

Executive Compensation, page 10 of Definitive Proxy Statement on Schedule 14A

3.
Please tell us why you have not disclosed the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year.  For example, you have not disclosed the specific targets for deposits, loans, net income, return on equity and the efficiency ratio that were used as bases for awarding cash bonuses to your named executive officers.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulations S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  To the extent material, please tell us if you have utilized other performance targets to determine other elements of compensation.  Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response to Comment No. 3:

We operate in the highly competitive banking and financial services industry.  As noted in our Compensation Discussion and Analysis in our Proxy Statement for the 2009 Annual Meeting of Shareholders (the “Proxy Statement”) a portion of our named executive officers’ compensation is dependent upon attaining certain performance targets.  Specifically, our incentive cash bonus awards are conditioned on the Company meeting certain targets for deposits, loans, net income, return on equity and our efficiency ratio.  All such targets are based on budgeted projections for a given year.  The Company believes that disclosure of specific target levels based on budget projections would cause substantial harm to the Company’s competitive position in the marketplace, and therefore, that disclosure of such targets is within the exemption for disclosure of commercial and financial information provided under the Freedom of Information Act, which is the relevant test utilized by the Commission.  Regulation S-K Compliance and Disclosure Interpretation 118.04, and National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974).

William Friar, Senior Financial Analyst
Securities and Exchange Commission

The Company utilizes a confidential detailed budgeting process for planning and implementing the strategic goals of the Company, and uses the resulting internal budgets to measure Company performance and, in part, to gauge executive performance as part of its compensation of named executive officers.  We believe that disclosing these particular performance targets will give our competitors insight into our budget, and therefore strategic planning, as well as our confidential internal policies that would be of competitive value to other companies in our industry.  Courts have held that information may be considered confidential “if disclosure of [such] information is likely to … cause substantial harm to the competitive position of the person from whom the information was obtained.”    National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).  The type of information courts have determined are within the scope of exemption is broad and includes sales and profit information, such as total net sales, total costs and expenses, operating costs and gross sales.  Internal budget information clearly falls within these categories.

Our confidential internal budgets, whether for prior years or future years, are not something we publicly disclose and to disclose performance targets based on those budgets would be tantamount to such a public disclosure.  Disclosure of historical performance targets will inform our competitors of the status of our efforts by providing internal budget information against which our actual financial results can be measured.

The fact that compensation disclosure is backward looking does not alter the competitive harm that we might suffer.  To the contrary, to the extent that our actual performance varies from budget targets, our competitors will be able to discern where the Company needs to make adjustments to reach those goals in the future.  Moreover, they may gain insight into our operations and strategy that will guide their own response to our detriment.  For example, to the extent our loan growth in a given year were to fall short of budget, our competitors could anticipate a greater marketing push from us in the following year and respond preemptively, thereby seeking to blunt our efforts.  As another example, to the extent our deposit growth goals for a given year exceeded budget, our competitors may anticipate a more relaxed posture on deposit gathering, and therefore move to aggressively market deposits and thereby take advantage of us.   With respect to our efficiency ratio goals, if we were to fall short of budget and end the year with a worse efficiency ratio our competitors would conclude that our expenses are higher than budget, and anticipate that in response we must either (1) reduce our non-interest expenses to meet budget, or (2) reduce our interest expense to make up for our excess non-interest expense.  Our competitors could use this information to set their own strategy, for example by more aggressively pricing deposit products with the expectation that because we are over budget on expenses we could not match their pricing.

In short, requiring the Company to disclose its performance targets will give our competitors insight into our budgeting process, and therefore our strategic planning, that they would not otherwise have.  We believe such a requirement would cause us substantial competitive harm by giving our competitors additional metrics (our own internal strategies and objectives), which would allow competitors to discern with reasonable detail whether we are ahead, behind, or on target with our strategic plans, and permits a competitor to then adjust their business strategies accordingly.  Therefore, if required to consent to the requested disclosure performance targets based on budget projections, the Company would suffer substantial competitive harm.

William Friar, Senior Financial Analyst
Securities and Exchange Commission

In response to the specific request to disclose other areas in which performance targets are used, we confirm that setting incentive cash bonuses is the primary area of compensation in which performance targets are used to a material degree.  The compensation committee does consider the attainment of these same performance targets as an element of its decision making process when determining equity compensation grants to the named executive officers.  We also confirm that we do not use other performance targets, except for the ones identified in the proxy statement in determining executive compensation. We will reflect this in future filings.

Finally, in future filings we will provide greater disclosure of the likelihood or level of difficulty of our named executive officers meeting the performance targets while we do not disclose the actual targeted performance.

4.
It appears that the company benchmarks certain elements of compensation to its peers. Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response to Comment No. 4:

We believe that in responding to this comment it is important that we provide you with further detail as to how our compensation committee utilizes information on peer group company executive compensation to help establish compensation for our executive officers.  With input from the Company, the peer group of 20 companies, listed below, was selected by our compensation consultant based upon asset size, geographic location, and performance.  This peer group data is then supplemented by data collected from other publicly available compensation information to provide a more complete picture of the overall compensation environment for companies similar in size or operations to ours.  Publicly traded banks and bank holding companies file compensation data with the Securities and Exchange Commission for their top five executives, allowing us to review and assess long-term incentive values and total compensation for similarly situated executives.

Our compensation committee analyzes the collected data and uses it as one reference point in making compensation decisions for named executive officers.  As stated in the Proxy Statement, our compensation committee generally structures base salary to be at or above the peer group median paid to corresponding officers from a compilation of information from our peer group companies and other publicly available compensation information, and targets total compensation between the 50th and 75th percentile paid to such corresponding officers.  The compensation committee, however, also considers each named executive officer’s tenure, skills and experience as well as our unique talent requirements at different points in time in reaching their decisions on compensation for our executives.  Our compensation committee does not use information we gather from peer group companies to specify our compensation at any particular amount relative to other companies or otherwise to set specific targets.

William Friar, Senior Financial Analyst
Securities and Exchange Commission

The members of the peer group identified by our compensation consultant and utilized by our compensation committee for 2008 compensation were:

1 Capital Corp of the West (CCOW), Merced CA
2 TriCo Bancshares (TCBK), Chico CA
3 Farmers & Merchants Bancorp (FMCB), Lodi CA
4 Beverly Hills Bancorp Inc. (BHBC), Calabasas CA
5 Heritage Commerce Corp (HTBK), San Jose CA
6 Temecula Valley Bancorp Inc. (TMCV), Temecula CA
7 Sierra Bancorp (BSRR), Porterville CA
8 First California Financial Group (FCAL), Los Angeles CA
9 Pacific Mercantile Bancorp (PMBC), Costa Mesa CA
10 Alliance Bancshares California (ABNS), Culver City CA
11 North Valley Bancorp (NOVB), Redding CA
12 San Joaquin Bancorp (SJQU), Bakersfield CA
13 Bridge Capital Holdings (BBNK), San Jose CA
14 United Security Bancshares (UBFO), Fresno CA
15 Pacific Premier Bancorp
16 Heritage Oaks Bancorp (HEOP), Paso Robles CA
17 First Northern Community Bcp. (FNRN), Dixon CA
18 1st Centennial Bancorp (FCEN), Redlands CA
19 FNB Bancorp (FNBG) S. San Francisco CA
20 American River Bankshares (AMRB), Rancho Cordova CA

In future filings, we will include the identity of the peer group companies, and provide additional detail on the function that peer group analysis plays in the compensation committee’s efforts to set named executive officer compensation.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 78

Indebtedness and Other Transactions with Directors and Executive Officers, page 20 of Definitive Proxy Statement on Schedule 14A

5.
We note the disclosure on page 20 that the loans were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response to Comment No. 5:

We confirm, and will revise future filings to disclose, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company.

William Friar, Senior Financial Analyst
Securities and Exchange Commission

Exhibits 31.01 and 31.02

6.
You have deleted the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5.  In future filings, the certification should be revised so as to include this language.

Response to Comment No. 6:

We confirm that the certifications in the Company’s future filings will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

*        *        *        *        *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the subject filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above explanations and responses have adequately addressed your comments. Based on the nature of your written comments and our telephonic discussion with you earlier, we do not believe there is a need to revise any past filing. We therefore do not plan to amend any past filing in connection with this letter.

Should you have any additional questions or comments, please do not hesitate to contact me at (415) 763-4521.

Very truly yours,

BANK OF MARIN BANCORP

/s/ Russell A. Colombo
Russell A. Colombo
President and Chief Executive Officer

cc:	Stuart | Moore Attorneys at Law
Moss Adams LLP